UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0236 Expires: December 31, 2026 Estimated average burden hours per response 1.00

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:    StHealth Capital Investment Corp

Address of Principal Business Office:       5050 Quorum Drive, Suite 700, #9629, Dallas, TX 75254

(No. & Street, City, State, Zip Code)

Telephone Number (including area code):  1-212-601-2769

File Number under the Securities Exchange Act of 1934:    814-01137

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☒	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

F.	Other. Explain the circumstances surrounding the withdrawal of election.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1938 (3-01)

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of                                      and the state of California on the 20th day of January, 2025.

[SEAL]		StHealth Capital Investment Corp
(Name of Company)

Signed by:	Dr. Glenn A. Metts	By:	/s/ Jeffrey Davi
Jeffrey Davi
(Name of Director, officer or general partner signing on behalf of the company)
Attest:	/s/ Glenn A Metts
Name:	Glenn A Metts		Chairman of the Board
	Interim Chief Executive Officer		(Title)